Rebecca G. DiStefano

Tel 561.955.7654

distefanor@gtlaw.com

December 26, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	Infuzed Brands Inc. (the “Company”) Draft Form 1-A non-public submission

Ladies and Gentlemen:

On behalf of the Company, attached for electronic filing is the Company’s non-public submission of the draft offering statement on Form 1-A for the Staff’s review.

Should you have any questions with regard to the foregoing, please call the undersigned at (561) 955.7654.

Very truly yours,

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano

cc:	Roop Mundi (Chief Executive Officer)
Faizaan Lalani (Chief Financial Officer)